Exhibit 12

PORTLAND GENERAL ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Thousands of Dollars)
Income From Continuing Operations Before Income Taxes	$164,433	216,818	236,679	125,758	205,406	204,714
Total Fixed Charges	99,590	135,956	128,515	118,189	122,851,	126,766

Total Earnings	$264,023	352,774	365,194	243,947	328,257	331,480

Fixed Charges:
Interest Expense	$82,256	113,816	96,068	100,818	107,992	110,413
Capitalized Interest	9,842	12,520	22,441	6,892	3,699	3,059
Interest On Certain Long-Term Power Contracts	3,855	5,140	5,137	5,996	6,643	8,764
Estimated Interest Factor In Rental Expense	3,637	4,435	4,869	4,483	4,517	4,530

Total Fixed Charges	$99,590	135,956	128,515	118,189	122,851	126,766

Ratio Of Earnings To Fixed Charges	2.65	2.59	2.84	2.06	2.67	2.61

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